KEEGAN RESOURCES INC.
Suite 600 – 1199 West Hastings Street
Vancouver, BC V6E 3T6

NOTICE OF CHANGE OF AUDITOR

TO: **BDO Canada LLP, Chartered Accountants**
AND TO: **KPMG, Chartered Accountants**

At the request of the **Keegan Resources Inc.** (the "Company"), **BDO Canada LLP**, Chartered Accountants, resigned as the Company's auditor effective August 23, 2011 (the "Resignation"). Pursuant to Section 148 (3) of the *Business Corporations Act* (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed **KPMG**, Chartered Accountants, as the Company's auditor in the place and stead of **BDO Canada LLP** until the close of the next annual general meeting of shareholders of the Company.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

(a) **BDO Canada LLP**, Chartered Accountants, was asked to resign as auditor of the Company to facilitate the appointment of **KPMG**, of 777 Dunsmuir Street, Vancouver, V7Y 1K3;

(b) **BDO Canada LLP**, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which **BDO Canada LLP**, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice;

(c) the Resignation of **BDO Canada LLP**, Chartered Accountants, and appointment of **KPMG**, as auditor of the Company were considered and approved by the Board of Directors of the Company;

(d) in the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which **BDO Canada LLP**, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice; and

(e) the Notice, Resignation and consent of **KPMG**, have been reviewed by the Audit Committee and the Board of Directors.

Dated this 23rd day of August, 2011.

KEEGAN RESOURCES INC.

Per: ______________________
Shawn Wallace
Executive Chairman

4513143.1